UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Decker, Richard C.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/01/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Centex Development Company, L.P.
   trades in tandem with Centex Corporation - CTX
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option Right to Buy(1)  |____(2)  |7/26/2006|Warrants to purchase Un|1.0593(3)|13.375    |D            |                           |
                        |         |         |its                    |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Plan pursuant to which the reported option was granted empowers the Stock Option Committee, in its discretion, to allow tax withholding at the time of exercise.
(2) Exercisable:  14,000 shares each on July 26, 1998, 1999, 2000, 2001 and
2002.
(3) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in 900 warrants (the "Warrants") to purchase Class B units of limited partnership interest in Centex Development
Company, L.P. ("CDC") at an exercise price of $500 per Class B unit, which Warrants are held of record by Chemical Bank as successor nominee. Each benefical owner's proportionate interest in the Warrants is equal to the number of shares of Centex Common Stock he owns divided by the total number of shares of Centex Common
Stock outstanding from time to time. The exercise price for the Warrants will be determined at the time they become exercisable based on the number of Warrants that are then exercisable, the manner in which the
Warrants are subdivided is at the discretion of the general partner of CDC and the humber of shares of Centex
Common Stock outstanding at that time. The Warrants will be exercisable for a 90-day period commencing on a date to be extended by a vote of the Centex stockholders. Until the Nominee Agreement is terminated with respect to the Warrants and certificates evidencing the Warrants are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Warrants or to dispose of the Warrants separate from Centex Common Stock. Computations set forth in this Form have been made using 59,472,078 shares of Centex Common Stock outstanding as reported in Centex Corporation's Form
10-Q for fiscal quarter ending December 31, 1997.
SIGNATURE OF REPORTING PERSON
\s\ Richard C. Decker
DATE
May 13, 1998